

November 28, 2012

<u>Via E-Mail</u>
Stuart Ducote
President and Chief Executive Officer
United Mortgage Trust
1301 Municipal Way
Grapevine, TX   76051

> **Re: United Mortgage Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 000-32409**

Dear Mr. Ducote:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed March 30, 2012

Financial Statements

General

1.	We note your response to comment one in our letter dated September 28, 2012. You have indicated that loans to affiliates are secured by pledges of third-party mortgages on single family residential properties and therefore do not present an asset concentration risk. You have further indicated that these loans are not secured by operating residential or commercial property. We continue to believe that your loans to affiliates are considered an asset concentration risk regardless if they are secured by operating residential or commercial property. SAB Topic 1I has been applied to other types of assets. We also continue to believe that audited financial statements of your affiliate would provide useful information on their ability to pay the outstanding line of credit. Please revise to provide audited financial statements of your affiliate.

2.   We also note that some of your receivables from affiliates do not appear to be secured by assets of unaffiliated third parties. As an example only, we note that Deficiency notes - affiliates (page 52) and Recourse obligations - affiliates (page 54) appear to be secured only by guaranty of an affiliate and assignment of the distributions on equity units of an affiliate. Please clarify to us how you considered these receivables in your evaluation of your asset concentration risk and the investors' need of your affiliates' audited financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief